MOL Plc.
Finance

RECEIVED

2006 NOV -3 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

24th October, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

06018118

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

PROCESSED
NOV 07 2006
THOMSON FINANCIAL

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

MOL Plc.

INVESTOR NEWS

10. October 2006

MOL has signed sale and purchase agreement with Russian NWOG on the purchase of 100% of the NWOG-MOL project company

MOL Hungarian Oil and Gas Plc. announces that it has signed a sale and purchase agreement with the Russian company North-West Oil Group (NWOG) on the purchase of 100% of the NWOG-MOL project company for a consideration of USD 15.5 million on 9 October 2006. The closing of the transaction requires the completion of different conditions, including the approval of the Russian Competition Office.

The exploration licence of the Surgut-7 block is the sole property of the NWOG-MOL project company. The Surgut-7 block is located in the central part of Western-Siberia, approximately 10 km to the south-east from the area of the ZMB oilfield. The exploration area covers 330 km^2 and is surrounded by several large oil fields (ZMB, Malobalyk, Sredne Balyk, Chupalskoye), the reserves of which are between 15-75 million tons. The infrastructural provision of the area is good, the main pipeline passes at 8 km from the border of the block. The surface facilities of the ZMB field may provide synergy in case of a discovery.

The exploration period is 4 years, which may be followed by an 18 years production period. The work program requirement is 300 km 2D seismic acquisition and the drilling of one exploration well. The licence has been won by NWOG on an auction. The cost of work program is approximately USD 6 million.

Zoltán Áldott, executive vice-president of the Exploration and Production Division commented: "Besides the very successful ZMB production project, our Company assigns important role to the acquisition of further prospects in its Russian upstream strategy, in order to establish future production. The Surgut-7 block's geographical location, its vicinity to the ZMB field is a promising opportunity for MOL to extend its activities in Russia.'

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043